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As filed with the Securities and Exchange Commission on July 10, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ORIENT-EXPRESS HOTELS LTD.
(Exact name of registrant as specified in its charter)

Bermuda (State or other jurisdiction of incorporation or organization)	98-0223493 (I.R.S. Employer Identification No.)
22 Victoria Street Hamilton HM 12, Bermuda (441) 295-2244 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John T. Landry, Jr.
Orient-Express Hotels Inc.
1114 Avenue of the Americas
New York, New York 10036
(212) 302-5066
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Stephen V. Burger
Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005
(212) 732-3200

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement, as determined by market conditions and other factors.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☒

        If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee

Class A Common Shares, par Value $.01 each	(1)	(1)	(1)	$0(2)

Preferred Share Purchase Rights	(3)	(3)	(3)	(3)

(1)
There are being registered under this registration statement such an unspecified number of class A common shares and attached Rights of the registrant as may from time to time be offered at unspecified prices.

(2)
In accordance with Rules 456(b) and 457(r), the registrant is deferring payment of all of the registration fee.

(3)
The Rights are presently attached to and transferable only with the class A common shares of the registrant. The value, if any, attributable to the Rights to be offered is included in the proposed offering price of the class A common shares.

        This registration statement shall become effective immediately upon filing, as provided in Rule 462(e) under the Securities Act of 1933.

The information contained in this preliminary prospectus is not complete and may be changed. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated July 10, 2006

P R E L I M I N A R Y    P R O S P E C T U S

Shares Orient-Express Hotels Ltd. Class A Common Shares

        Orient-Express Hotels Ltd. is selling                  shares of its class A common shares. The class A common shares are listed and traded on the New York Stock Exchange under the symbol "OEH." On July 10, 2006, the last sale price of the class A common shares as reported on the New York Stock Exchange was $40.49 per share.

        Orient-Express Hotels' bye-laws provide that its board of directors cannot declare a cash dividend on either of its class A or class B common shares without at the same time declaring an equal cash dividend on the other class of common shares. In general, holders of class A common shares and class B common shares vote together as a single class on all matters submitted to a vote of Orient-Express Hotels' shareholders, with holders of class B common shares having one vote per share and holders of class A common shares having one-tenth of one vote per share. Each class B common share is convertible at any time into one class A common share. In all other material respects, the class A common shares and class B common shares are identical and are treated as a single class of common shares. See "Description of Common Shares."

        This prospectus also relates to rights to purchase Orient Express Hotels' series A junior participating preferred shares. These rights are not currently exercisable and are attached to and transferable only with the class A common shares sold in this offering. See "Description of the Common Shares—Preferred Share Purchase Rights."

        Investing in our class A common shares involves risks. See "Risk Factors" beginning on page 9 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to Orient-Express Hotels before expenses	$	$

        None of the Securities and Exchange Commission, any state securities commission or any Bermuda regulatory authority has approved or disapproved of the class A common shares being offered by this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about July     , 2006.

The date of this prospectus is July     , 2006

        You should rely only on the information contained or incorporated by reference in this prospectus. Orient-Express Hotels and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Orient-Express Hotels and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operation and prospects may have changed since that date.

        In this prospectus, "Orient-Express Hotels," "we," "us" and "our" refer to Orient-Express Hotels Ltd., a Bermuda company, and, unless otherwise required by the context, its subsidiaries.

SUMMARY

        This summary may not contain all of the information that may be important to you. You should read this entire prospectus, including the financial data and related notes appearing or incorporated by reference in this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause or contribute to such differences include those discussed in "Risk Factors" and "Forward-Looking Statements."

Orient-Express Hotels Ltd.

        Orient-Express Hotels Ltd. is a hotel and leisure company focused on the luxury end of the leisure market with many well-known and highly acclaimed properties.

        Hotels and restaurants represent the largest segment of our business, contributing 85% of our revenue in 2005, and 84% of our revenue in 2004. We have investments in 39 hotels, two restaurants, six tourist trains and two river cruise operations in 25 countries. Our hotels include the Hotel Cipriani in Venice, the Hotel Ritz in Madrid, the Mount Nelson in Cape Town, the Copacabana Palace in Rio de Janeiro, the Observatory in Sydney and Charleston Place in Charleston, South Carolina. We also own and operate the '21' Club restaurant in New York, New York and La Cabana restaurant in Buenos Aires. Besides hotels and restaurants, we operate a tourist train and cruise business which runs six tourist trains, three of which we own, including the legendary Venice Simplon-Orient-Express in Europe.

        We seek properties that are unique and distinctive as well as luxurious, and we avoid the use of a chain brand. Instead, we promote the local brand and use the Orient-Express Hotels brand as an assurance of quality to our customers. We believe that discriminating travelers seek distinctive hotels in preference to a chain brand and that these travelers are prepared to pay higher rates for this type of travel experience. As a result, we believe that we tend to achieve higher room rates than the brand chains and other competitors.

Investment Highlights

        Positioned to Participate in Leisure Industry Recovery.    We believe that the recovery in the leisure industry is still in its early stages. During the industry downturn that began in 2001, we invested in selected acquisitions and hotel expansions in anticipation of renewed demand for luxury hotel and tourist products. This investment strategy is continuing in the current recovery period. We were also generally successful in maintaining room rates throughout the downturn. As a result, we are benefiting from revenue per available room, or RevPAR, gains and margin expansion as demand grows.

        Growth through Acquisitions, Expansions, and Property Development.    We are committed to growing our business profitability through both RevPAR growth at our existing hotels as well as through new property acquisitions, expansions of existing properties, and property development. We believe that when demand fully recovers for hotels, we will be able to increase our room rates further at our established properties, given the prestige of our brand names and significant barriers to entry.

        Acquisitions.    In the past five years, we have made nine new investments, including the following:

  •
  On July 6, 2006, we announced a major expansion of our business in South East Asia with the acquisition of the Pansea hotels group. The approximately $25 million that we agreed to pay to acquire the Pansea hotels group is in addition to the $25 million consideration we previously agreed to pay in connection with the acquisition of the Napasai hotel in May 2006.

  •
  In February 2006, we acquired for $8,400,000 a 75% interest in Casa de Sierra Nevada, a 33-key luxury resort in the colonial town of San Miguel de Allende, Mexico. Opened in 1952, the hotel is comprised of nine Spanish colonial buildings built in the 16th and 18th centuries. Orient-Express Hotels manages the hotel and plans to renovate the existing buildings and two restaurants, as well as to develop 20 new suites, a full service spa, and a new pool and garden area. In addition to the nine owned buildings, the hotel leases two buildings for administrative offices, a total site of approximately two acres, and in June 2006 purchased a nearby cooking school and retail outlet for $1.1 million.

  •
  In February 2005, we purchased a 93.5% interest in, and full management and operational control of, the 301-room Grand Hotel Europe in St. Petersburg, Russia for $95 million. We have spent an additional $10 million to refurbish the hotel, and plan to spend a further $15 million expanding and further refurbishing the property.

  •
  In November 2004, we purchased the El Encanto Hotel and Garden Villas in Santa Barbara, California for $26 million. We plan to invest a further $20 million to refurbish this property.

  •
  In April 2003, we acquired a 50% interest in a 50/50 joint venture which acquired the Hotel Ritz in Madrid for $135 million.

  •
  In March 2002, we acquired a 75% interest in Maroma Resort and Spa in Mexico's Yucatan Peninsula for $7.5 million, and in February 2006, we acquired the remaining 25% for $5.4 million. In addition, in March 2006, we agreed to purchase a 28.5 acre tract adjacent to Maroma for a total purchase price of $6,400,000, of which $1,000,000 may be deferred until the third anniversary of closing, which is scheduled to occur in January 2007. We intend to construct and sell up to 20 private villas on the land, although we may also construct additional keys for the hotel.

  •
  In February 2002, we purchased for $40 million both La Residencia, a hotel situated on Mallorca's northwest coast, and Le Manoir aux Quat' Saisons, located in Oxfordshire, England.

        We intend to continue to acquire additional distinctive luxury properties throughout the world and are currently evaluating a number of acquisition opportunities. Factors in our evaluation of potential acquisitions include the uniqueness of the property, attractions for guests in the vicinity, acceptability of actual investment returns, upside potential through pricing, expansion or improved marketing, limitations on nearby competition and convenient access.

        Expansions.    We are also investing in expansions at existing properties by adding rooms and facilities such as spas and conference space. We believe this investment will lead to attractive returns on such investments because the incremental operating costs of these are low.

        In July 2005, we reopened the Hotel Caruso in Ravello, on Italy's Amalfi coast, following a $80 million refurbishment initiated in 1999 when we acquired the property and its land. In addition, through our joint venture with Pansea, we reopened the Ubud Hanging Gardens in Bali, Indonesia, a 38-villa resort.

        Other expansion projects undertaken in 2005 include refurbishment of the Grand Hotel Europe in St. Petersburg, our addition of 11,000 square feet of function space at the Copacabana Palace Hotel, and additional keys and suites at the Villa San Michele, Florence, Italy, and La Residencia in Mallorca, Spain.

        In 2006, we plan a 54-key expansion of the Hotel Monastero in Cusco, Peru and further refurbishments of the Grand Hotel Europe. We plan to build spa facilities at the Copacabana Palace, Rio de Janeiro, Brazil and the Mount Nelson Hotel, Cape Town, South Africa, as well as a $20 million investment in El Encanto, Santa Barbara, California.

        Property Development.    We are also reviewing potential real estate development opportunities in our portfolio. We believe that certain of our hotels have vacant land inventory which is available for the construction of for-sale high-end vacation villas and apartments adjacent to our hotels.

        We are currently developing the Cupecoy Yacht Club on the Dutch side of St. Martin, which will include 169 condominiums and 60,000 square feet of retail and marina space. We plan to sell them in phases, with Orient-Express Hotels retaining management of the majority of the units sold. To date, we have pre-sold more than 50 condos at Cupecoy. We are also developing the Villas at La Samanna on the French side of St. Martin, which will include 40 private villas and have purchased adjoining land in Maroma Resort and Spa in Cancun, Mexico with plans to develop 20 for-sale villas.

        Other hotels owned by Orient-Express Hotels with available vacant land include Bora Bora Lagoon Resort, Napasai, Lapa Palace and Keswick Hall. We anticipate future profits from both sales of completed units and from ongoing management of the units for the purchasers as integral parts of the adjacent hotels.

        Unique Portfolio of Properties in Areas Where There Are High Barriers to Entry.    Our properties are in distinctive locations throughout the world. Many of our properties are part of the local history and could not be replaced or would be prohibitively expensive to replicate. Also, strict zoning regulations in a number of countries where we operate, particularly Italy, prohibit or significantly restrict new hotel development in our areas.

        Distinguished Brand Names.    Our brand name "Orient-Express Hotels" originated with the legendary luxury train traveling between Paris and Istanbul in the late 19th and early 20th centuries. This brand name is recognized worldwide and is synonymous with sophisticated travel and refined elegance. Also, many of our individual properties, such as the Hotel Cipriani and the '21' Club, have distinctive, local brand identities.

        Luxury Market Focus.    We focus exclusively on the luxury end of the leisure market. We serve those guests who are less price sensitive and are willing to pay a premium for services and accommodations that have a special image, style and character. Our philosophy is that "quality is luxury with personality."

        Pricing Power.    Management believes that given their strong reputation and distinctive character, our properties tend to command a considerable rate premium over those of our competitors.

        Sales, Marketing and Distribution Advantages.    We attract guests whom we believe have often made a specific decision to stay at one or more of our properties and therefore are more likely to book directly with our hotels. As a result, this reduces our marketing costs and third-party sales commissions. We extensively utilize public relations as a communications tool by working with journalists and travel writers, and we enjoy substantial media exposure because of the distinctive nature of our properties. During 2005, we hosted about 1,100 journalists at our various properties. As a result, we estimate that about 7,400 articles and stories were published or broadcast about our properties, many in publications with large local, regional or international circulations.

        Global Presence.    We operate hotels and restaurants in 25 countries across five continents. Also, our trains and cruise business operate in the U.K., continental Europe, Southeast Asia and South America. Our geographic diversification makes our results of operations less dependent upon any particular region.

        Industry Awards.    We have gained a worldwide reputation for quality and service in the luxury segment of the leisure and business travel market. Over the years, our properties have won numerous national and international awards given by trade or consumer publications, such as Condé Nast Traveler, Gourmet, Travel & Leisure and Tatler and private subscription newsletters, such as Andrew

Harper's Hideaway Report, or industry bodies, such as the American Automobile Association. For example, the company won "Best Hotel Group 2005" at the UK's prestigious Tatler Travel Awards. In 2005, seven of the company's hotels, including Hotel Cipriaini, Hotel Splendido and Copacabana Palace were included in the UK Condé Nast Traveller Gold List of the best Hotels in the World. Hôtel de la Cité, Hotel Ritz, Madrid, Mount Nelson Hotel and The Observatory were included in Travel & Leisure's guide to the greatest Hotels in the Worlds. Other awards included: Hotel Cipriani, best Overseas Leisure Hotel in Europe at the UK Condé Nast Traveller Awards; Le Manoir aux Quat' Saisons, Best Hotel in the UK, US Condé Nast Taveler Awards; Hotel Monasterio, Best Hotel in South America, US Condé Nast Travelers Awards; Lilianfels Blue Mountains, Best Pacific Rim Hotel, US Condé Nast Traveler Awards; and Le Manoir has retained its two Michelin stars for 21 consecutive years. These awards are based on opinion polls of a publication's readers or the professional opinion of journalists or panels of experts, and they are highly prized because they are believed to influence consumer choice.

        Strong Management Team.    Our executive management team includes eleven individuals who are responsible for our global strategic direction and have an average of 15 years of experience with Orient-Express Hotels.

Recent Developments

        Expansion in South East Asia—On July 6, 2006, we announced a major expansion of our business in South East Asia with the acquisition of the Pansea hotels group. The approximately $25 million that we agreed to pay to acquire the Pansea hotels group is in addition to the $25 million consideration we previously agreed to pay in connection with the acquisition of the Napasai hotel in May 2006.

        Divestiture of Harry's Bar—On June 13, 2006, we announced the sale of our 49% interest in Harry's Bar Ltd. in London, England to our partner, Mark Birley Holdings Ltd., for $9.5 million. The shares were independently valued and were sold at that valuation.

        Impact of Recent Hurricanes—Operations at the Windsor Court Hotel in New Orleans and Maroma Resort and Spa in Mexico's Yucatan Peninsula were adversely affected by recent hurricanes, the Windsor Court at the end of August and Maroma in late October. The Windsor Court reopened in stages, beginning November 1, 2005. We are also taking the opportunity to refurbish approximately 50 keys. We reopened Maroma in February 2006. While both of these properties are traditionally the most profitable in the fourth quarter, Maroma was closed in October for scheduled renovations. Management currently expects that lost earnings at the Windsor Court and Maroma will be covered by our insurance, less any relevant deductible amount.

*    *    *

        Orient-Express Hotels maintains its registered office at 22 Victoria Street, Hamilton HM 12, Bermuda, telephone 441-295-2244. Its main service subsidiary—Orient-Express Services Ltd.—in the United Kingdom is located at 20 Upper Ground, London SE1 9PF, England, telephone 011-44-20-7805-5060, and its main United States service subsidiary—Orient-Express Hotels Inc.—has offices at 1114 Avenue of the Americas, New York, New York 10036, telephone 212-302-5055.

        Our website is www.orient-express.com. The information on this website is not a part of this prospectus.

The Offering

Class A common shares offered by Orient-Express Hotels(1)
Class A and B common shares currently outstanding and to be outstanding immediately after this offering(2)(3)	shares and shares
Use of proceeds
We estimate that the net proceeds to Orient-Express Hotels from this offering, will be approximately $ . We intend to use the net proceeds from this offering primarily for our general corporate purposes, which may include the reduction of our debt, the purchase of hotels and related businesses, capital investment in existing properties and the funding of our working capital needs. See "Use of Proceeds."
New York Stock Exchange symbol	OEH
Risk factors	See "Risk Factors" and other information in this prospectus for a discussion of matters you should carefully consider before deciding to invest in the class A common shares.

(1)
Holders of class B common shares have in general one vote per share, and holders of class A common shares have one-tenth of one vote per share, on most matters to be submitted to the vote of the common shareholders of Orient-Express Hotels. The holders of class A and class B common shares vote together as a single class on most matters. See "Description of the Common Shares—Voting Rights" beginning on page    of this prospectus.

(2)
Our wholly-owned subsidiary Orient-Express Holdings 1 Ltd., or Holdings, owns 18,044,478 class B common shares of Orient-Express Hotels. These shares are outstanding under Bermuda law and may be voted by Holdings, although they are disregarded for purposes of calculating our earnings per share. Thus, Holdings has voting control of Orient-Express Hotels. As of the date of this prospectus, Holdings holds class B common shares representing approximately    % of the combined voting power of the outstanding class A and class B common shares of Orient-Express Hotels for most matters submitted to a vote of its shareholders.

(3)
The number of outstanding common shares disregards the 18,044,478 class B common shares owned by Holdings as described in note (2) above.

        The number of class A and class B common shares outstanding excludes 1,025,000 class A and class B common shares reserved for issuance under the 2000 and 2004 Stock Option Plans of Orient-Express Hotels.

        Our class A common shares include associated rights to purchase series A junior preferred participating preferred shares of Orient-Express Hotels. Each right entitles the holder to purchase, under certain circumstances, one one-hundredth of a series A junior participating preferred share pursuant to the terms of the rights agreement. You should read this prospectus, which provides more detail about the rights, before investing in the class A common shares.

Summary Consolidated Financial Data

        The income statement and balance sheet data presented in the following table as of December 31, 2003, 2004 and 2005, and for the years then ended, are derived from the audited consolidated financial statements of Orient-Express Hotels, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The data for the three months ended March 31, 2005 and 2006, and as of March 31, 2005 and 2006, have been derived from the unaudited consolidated financial statements of Orient-Express Hotels which, in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for these periods. Results for the three-month period ended March 31, 2006 are not necessarily indicative of results that may be expected for the entire year. The historical financial information below may not give an accurate indication of our future performance.

Orient-Express Hotels Ltd. and Subsidiaries

	Year ended December 31,			Three months ended March 31, (unaudited)
	2003	2004	2005	2005	2006
	(Dollars in millions except per share data)
Consolidated income statement data:
Revenue	$315.9	$357.3	$433.1	$80.5	$79.2
Expenses:
Depreciation and amortization	25.3	28.4	34.1	7.8	9.4
Operating	158.6	175.5	205.3	41.3	40.7
Selling, general and administrative	101.8	114.5	134.1	31.4	32.2
Gain on sale of hotel asset	4.3	—	—	—	—

Earnings (losses) from operations before net finance costs	34.5	38.9	59.6	0.0	(3.1)
Net finance costs	(17.2)	(17.2)	(25.1)	(3.5)	(8.3)
Earnings (losses) before income taxes	17.3	21.7	(36.5)	(3.5)	(11.4)
Provision for income taxes	1.0	2.6	(5.0)	0.2	2.0
Earnings from unconsolidated companies, net of tax	7.3	9.1	11.2	1.7	1.8

Net earnings	$23.6	$28.2	40.7	(1.6)	(7.6)

Consolidated net earnings per share:
Net earnings (losses) per class A and class B shares, basic and diluted	$0.76	$0.82	$1.07	$(0.04)	$(0.19)
Weighted average number of shares (in millions)	31.1	34.3	38.2	34.8	39.4
Consolidated balance sheet data (at end of period):
Cash and cash equivalents	$81.3	$85.6	$38.4	$69.4	$39.3
Total assets	1,169.2	1,265.6	1415.6	1364.3	1461.3
Long-term debt (including current portion)	554.2	583.7	568.3	543.9	598.6
Total shareholders' equity	512.4	545.0	673.4	649.7	666.4
Other consolidated financial data:
Cash flows provided by (used in):
Operating activities	$33.2	$52.6	$40.5	$2.2	$(1.3)
Investing activities	(40.6)	(100.6)	(222.0)	(115.7)	(30.8)
Financing activities	48.3	51.1	135.6	98.3	32.8
Capital expenditures (excluding acquisitions)	54.5	65.1	123.3	23.2	21.3
Total Segment EBITDA(1)	64.8	79.0	108.3	9.5	8.5

(footnotes on next page)

(1)
"Total Segment EBITDA" is segments net earnings before interest, tax (including tax on earnings from unconsolidated companies), depreciation, amortization and gain on the sale of hotel asset. Management evaluates the operating performance of our segments on this basis and believes that Segment EBITDA is a useful measure of operating performance because Segment EBITDA is not affected by non-operating factors such as leverage and the historic cost of assets. EBITDA is a financial measure commonly used in Orient-Express Hotels' industry. However, our Segment EBITDA may not be comparable in all instances to EBITDA as disclosed by other companies.

  You should not consider Segment EBITDA as an alternative to earnings from operations or net earnings (as determined in accordance with generally accepted accounting principles) as a measure of our operating performance, or as an alternative to net cash provided by operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet cash needs.

  Total Segment EBITDA is reconciled to net earnings as follows:

	Year ended December 31,			Three months ended March 31,
	2003	2004	2005	2005	2006
	(Dollars in millions except per share data)
Total Segment EBITDA	$64.8	$79.0	$108.3	$9.5	$8.5
Add gain on sale of hotel asset	4.3	—	—	—	—
Deduct:
Depreciation and amortization	(25.3)	(28.4)	(34.1)	(7.8)	(9.3)
Net finance costs	(17.2)	(17.2)	(25.1)	(3.5)	(8.3)
Provision for income taxes(2)	(3.0)	(5.2)	(8.3)	0.2	1.5

Net earnings	$23.6	$28.2	$40.7	$(1.6)	$(7.6)

(2)
Includes provision for income taxes on earnings from unconsolidated companies.

RISK FACTORS

        You should carefully consider the risks described below and the other information contained in or incorporated by reference in this prospectus before making a decision to purchase class A common shares.

        We have separated the risks into three general groups:

  •
  risks of our business;

  •
  risks that relate to our financial condition and results of operations; and

  •
  risks of owning and selling class A common shares.

        We have only described the risks we consider to be the most significant. There may be additional risks that we currently deem less material or that are not presently known to us.

        If any of these risks occurs, Orient-Express Hotels' business, prospects, financial condition, results of operations or cash flows could be materially adversely affected. When we state below that a risk may have a material adverse effect, we mean that the risk may have one or more of these effects. In that case, the market price of the class A common shares could decline.

        This prospectus, including the documents incorporated by reference herein, also contains forward-looking statements that involve risks and uncertainties. We refer you to "Forward-Looking Statements" in this prospectus. Our actual results could differ materially from those anticipated in these forward- looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

Risks of Orient-Express Hotels' Business

Orient-Express Hotels' operations are subject to adverse factors generally encountered in the hospitality industry.

        Besides the specific conditions discussed in the risk factors below, these adverse factors include

  •
  cyclical downturns arising from changes in general and local economic conditions,

  •
  political instability of governments of some countries where properties are located,

  •
  falling disposable income of consumers and the travelling public,

  •
  dependence on varying levels of tourism, business travel and corporate entertainment,

  •
  changes in popular travel patterns,

  •
  competition from other hotels and leisure time activities,

  •
  periodic local oversupply of guest accommodation, which may adversely affect occupancy rates and actual room rates achieved,

  •
  increases in operating costs due to inflation and other factors which may not be offset by increased revenues,

  •
  regional and local economic and political conditions affecting market demand, including recessions, civil disorder and acts of terrorism,

  •
  foreign exchange rate movements,

  •
  adverse weather conditions or destructive forces like fire or flooding, and

  •
  seasonality, in that many of Orient-Express Hotels' hotels and tourist trains are located in the northern hemisphere where they operate at low revenue or close during the winter months.

        The effect of these factors varies among the hotels and other properties because of their geographic diversity. For example, the SARS epidemic in Asia in 2003 caused a reduction in passenger bookings on the tourist train of Orient-Express Hotels operating between Bangkok and Singapore and had a negative impact on travel to Australia and Tahiti. Although the SARS outbreak was contained, it is possible that the disease could re-emerge or another epidemic could occur. The occurrence of this or a similar event may have a negative impact on Orient-Express Hotels' operations.

        In particular, as a result of terrorist attacks in the United States on September 11, 2001 and the subsequent military actions in Afghanistan and Iraq, international, regional and even domestic travel was disrupted. Demand for most of Orient-Express Hotels' properties declined substantially in the latter part of 2001, and the effects of the disruption are continuing to be felt. For example, American leisure travelers seem more reluctant than in the past to go abroad, and the booking lead-times by guests, travel agents and tour operators at Orient-Express Hotels' properties have shortened since September 11th. Further acts of terrorism or a military action could again reduce leisure and business travel.

The hospitality industry is highly competitive, both for acquisitions of new hotels and restaurants and for customers at Orient-Express Hotels' properties.

        Orient-Express Hotels competes for hotel and restaurant acquisition opportunities with others who may have substantially greater financial resources. These competitors may be prepared to accept a higher level of financial risk than Orient-Express Hotels can prudently manage. This competition may have the effect of reducing the number of suitable investment opportunities offered to Orient-Express Hotels and increasing Orient-Express Hotels' acquisition costs by enhancing the bargaining power of property owners seeking to sell or to enter into management agreements.

        Some of Orient-Express Hotels' properties are located in areas where there are numerous competitors. For example, in recent years competing deluxe hotels opened near Orient-Express Hotels' properties in New Orleans, Sydney and Rio de Janeiro. Competitive factors in the hospitality industry include convenience of location, the quality of the property, room rates and menu prices, the range and quality of food services and amenities offered, types of cuisine, and name recognition. Demographic, geographic or other changes in one or more of Orient-Express Hotels' markets could impact the convenience or desirability of its hotels and restaurants, and so could adversely affect their operations. Also, new or existing competitors could significantly lower rates or offer greater conveniences, services or amenities, or significantly expand, improve or introduce new facilities in the markets in which Orient-Express Hotels' hotels and restaurants compete.

The hospitality industry is heavily regulated, including with respect to food and beverage sales, employee relations, construction and environmental concerns, and compliance with these laws could reduce revenues and profits of properties owned or managed by Orient-Express Hotels.

        Orient-Express Hotels and its various properties are subject worldwide to numerous laws and government regulations, including those relating to the preparation and sale of food and beverages, liquor service, and health and safety of premises. The properties are also subject to laws governing Orient-Express Hotels' relationship with employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, the success of expanding existing properties depends upon obtaining necessary building permits or zoning variances from local authorities. Failure to obtain or delay in obtaining these permits could adversely affect Orient-Express Hotels' strategy of increasing revenues and net income through expansion of existing properties.

        Orient-Express Hotels also is subject to foreign and U.S. laws and regulations relating to the environment and the handling of hazardous substances that may impose or create significant potential environmental liabilities, even in situations where the environmental problem or violation occurred on a property before Orient-Express Hotels acquired it.

Orient-Express Hotels' acquisition, expansion and development strategy may be less successful than expected and, therefore, its growth may be limited.

        Management intends to increase the revenues and net income of Orient-Express Hotels through acquisition of new properties and expansion of existing properties. The ability to pursue new growth opportunities successfully will depend on Orient-Express Hotels management's ability to identify properties suitable for acquisition and expansion, to negotiate purchases or construction on satisfactory terms, to obtain the necessary financing and permits, to build on schedule and with minimum disruption to guests, and to integrate new properties into Orient-Express Hotels' operations. Also, the acquisition of properties in new locations may present operating and marketing challenges that are different from those encountered in Orient-Express Hotels' existing locations. There can be no assurance that management will succeed in Orient-Express Hotels' growth strategy.

        Orient-Express Hotels management plans to develop new properties in the future. New project development is subject to such adverse factors as market or site deterioration after acquisition, inclement weather, labor or material shortages, work stoppages and the continued availability of construction and permanent financing. For example, the opening of the Westcliff Hotel in Johannesburg occurred about six months later than originally planned, as construction took longer than expected. This delay had a significant adverse impact on the revenues and profitability of Orient-Express Hotels' southern Africa operations. Similarly, Orient-Express Hotels has undertaken a residential development project near La Samanna on St. Martin. Timing of completion has not been confirmed, and construction delay would likely impact earnings from the project.

Orient-Express Hotels may be unable to obtain the necessary additional capital to finance the growth of its business.

        The acquisition and expansion of leisure properties, as well as the ongoing renovations, refurbishments and improvements required to maintain or upgrade our existing properties, are capital intensive. Although actual amounts of capital expenditures could exceed estimates, current expansion plans call for the expenditure of up to an aggregate of $70 million over the next few years to add new rooms or facilities at existing properties, and current acquisition plans contemplate expenditure of about $75 million per year for new properties which would be financed mainly by a suitable level of mortgage debt. The availability of future borrowings and access to the capital markets for equity financing to fund these acquisitions and expansions depends on prevailing market conditions and the acceptability of financing terms offered to Orient-Express Hotels There can be no assurance that future borrowings or equity financing will be available to Orient-Express Hotels, or available on acceptable terms, in an amount sufficient to fund its needs. Future equity financings may be dilutive to the existing holders of common shares. Future debt financings could involve restrictive covenants that would limit Orient-Express Hotels' flexibility in operating its business.

Currency fluctuations may have a material adverse effect on Orient-Express Hotels' financial statements and/or its operating margins.

        Substantial portions of Orient-Express Hotels' revenues and expenses are denominated in non-U.S. currencies such as European euros, British pounds sterling, Russian rubles, South African rand, Australian dollars, Peruvian nuevos soles, Botswana pula, Brazilian reais, Mexican pesos and French Pacific francs. In addition, Orient-Express Hotels buys assets and incurs liabilities in these foreign currencies. Foreign exchange rate fluctuations may have a material adverse effect on Orient-Express Hotels' financial statements and/or operating margins.

        Orient-Express Hotels' financial statements are presented in U.S. dollars and can be impacted by foreign exchange fluctuations through both

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  translation risk, which is the risk that the financial statements for a particular period or as of a certain date depend on the prevailing exchange rates of the various currencies against the U.S. dollar, and

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  transaction risk, which is the risk that the currency of costs and liabilities fluctuates in relation to the currency of revenue and assets, which fluctuations may adversely affect Orient-Express Hotels' operating margins.

Orient-Express Hotels' operations may be adversely affected by extreme weather conditions and the impact of natural disasters.

        Orient-Express Hotels operates properties in a variety of locales, each of which is subject to local weather patterns affecting the properties and customer travel. As Orient-Express Hotels' revenues are dependent on the revenues of individual properties, extreme weather conditions can from time to time have a major adverse impact upon individual properties or particular regions. For example, La Samanna hotel, which is located on St. Martin, suffered substantial wind and flood damage from a hurricane in November 1999. Although the hotel was fully insured for the repair costs, it remained closed until February 2000, so that Orient-Express Hotels missed much of the high season that year. As a further example, hurricanes in August and September 2005 caused damage to the Windsor Court Hotel in New Orleans, resulting in a temporary closure of the hotel until November 1, 2005. Also, operations at Maroma Resort and Spa in Mexico's Yucatan Peninsula were adversely affected by a hurricane in late October 2005. Orient-Express Hotels carries property and loss of earnings insurance in amounts management deems reasonably adequate, but damages may exceed the insurance limits or be outside the scope of coverage.

If the relationships between Orient-Express Hotels and its employees were to deteriorate, it may be faced with labor shortages or stoppages, which would adversely affect its ability to operate its facilities.

        Orient-Express Hotels' relations with its employees in various countries, including the approximately 2,300 employees represented by labor unions, could deteriorate due to disputes related to, among other things, wage or benefit levels, working conditions or management's response to changes in government regulation of workers and the workplace. Operations rely heavily on employees' providing high-quality personal service, and any labor shortage or stoppage caused by poor relations with employees, including labor unions, could adversely affect the ability to provide those services, which could reduce occupancy and room revenue and even tarnish the reputation of Orient-Express Hotels.

Orient-Express Hotels' owned hotels and restaurants are subject to risks generally incident to the ownership of commercial real estate, which are often beyond its control.

        These include

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  changes in national, regional and local economic and political conditions,

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  changes in interest rates and in the availability, cost and terms of financing,

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  the impact of present or future governmental legislation and regulations (including environmental laws),

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  the ongoing need for capital improvements to maintain or upgrade properties,

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  changes in property taxes and operating expenses, and

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  the potential for uninsured or underinsured losses.

Risks Relating to Orient-Express Hotels' Financial Condition and Results of Operations

Covenants in Orient-Express Hotels' financing agreements could limit its discretion in operating its businesses, causing it to make less advantageous business decisions; Orient-Express Hotels' indebtedness is collateralized by substantially all of its properties.

        Orient-Express Hotels' financing agreements with about 20 commercial bank lenders contain covenants that include limits on additional debt collateralized by mortgaged properties, limits on liens on property and limits on mergers and asset sales, and financial covenants requiring maintenance of a minimum net worth amount or a minimum interest expense coverage, or establishing a maximum debt to equity ratio. Indebtedness is also collateralized by substantially all of Orient-Express Hotels' properties. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. If Orient- Express Hotels fails to comply with the restrictions in its present or future financing agreements, a default may occur. A default could allow the creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow the creditors to foreclose on the properties collateralizing the debt.

Increases in prevailing interest rates may increase Orient-Express Hotels' interest payment obligations.

        Substantially all of Orient-Express Hotels' consolidated long-term debt at March 31, 2006 accrued interest at rates that fluctuate with prevailing interest rates, so that any increases in prevailing interest rates may increase Orient-Express Hotels' interest payment obligations. From time to time, Orient-Express Hotels enters into hedging transactions in order to manage its floating interest-rate exposure, but there can be no assurance those transactions will be successful. At March 31, 2006, Orient-Express Hotels had no interest rate swaps in effect.

Orient-Express Hotels' ability to pay dividends on its class A common shares is limited.

        Beginning in January 2004, Orient-Express Hotels has been paying quarterly dividends on its Class A and B common shares in the amount of $0.025 per share. We cannot, however, assure you that Orient-Express Hotels will be able to make dividend payments in the future because of debt repayment requirements, a downturn to Orient-Express Hotels' business or other reasons.

        Under Bermuda law, Orient-Express Hotels may pay dividends on, or make other distributions with respect to the Class A and B common shares (1) unless there are reasonable grounds for believing that Orient-Express Hotels is, or after the payment or distribution would be, unable to pay its liabilities as they become due, or (2) unless the realizable value of Orient-Express Hotels' assets is less than the aggregate of its liabilities, issued share capital and "share premium accounts" (share premium is defined as the amount of shareholders' equity over and above the aggregate par value of issued shares). There can be no assurance Orient-Express Hotels will not be restricted by Bermuda law from paying dividends.

Orient-Express Hotels' substantial indebtedness could adversely affect its financial health.

        Orient-Express Hotels has a significant amount of debt and may incur additional debt from time to time. As of March 31, 2006, its consolidated long-term indebtedness was $599 million (including the current portion). This substantial indebtedness could

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  require Orient-Express Hotels to dedicate much of its cash flow from operations to payments on indebtedness, and so reduce the availability of cash flow to fund working capital, capital expenditures, product and service development and other general corporate purposes; for example, in 2005 Orient-Express Hotels generated $40.5 million in cash from operating activities after paying interest of $30.2 million and before loan principal repayments of $39.6 million.

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  limit Orient-Express Hotels' ability to obtain additional financing to fund future working capital, capital expenditures, product and service development and other general corporate purposes,

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  increase Orient-Express Hotels' vulnerability to adverse economic and industry conditions, including the seasonality of some of its businesses, or

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  limit its flexibility in planning for, or reacting to, changes in its business and industry as well as the economy generally.

        Orient-Express Hotels' must also repay or refinance a significant amount of indebtedness in future years. Although Orient-Express Hotels may seek to refinance its indebtedness, it may be unable to obtain refinancing. Any failure of Orient-Express Hotels to repay any indebtedness when due may result in a default under such indebtedness and cause cross-defaults under other indebtedness and could also allow the creditors to foreclose on any properties securing such indebtedness.

Risks of Owning and Selling Class A Common Shares

Orient-Express Hotels will not be restricted from issuing additional class A common shares, and any sales could negatively affect the trading price of the class A common shares outstanding.

        Orient-Express Hotels may in its discretion sell newly issued class A common shares. There can be no assurance that Orient-Express Hotels will not make significant sales of class A common shares. Any sales could materially and adversely affect the trading price of the class A common shares outstanding.

The price of the class A common shares may fluctuate significantly, which may make it difficult for shareholders to sell the class A common shares when they want or at prices they find attractive.

        The price of the class A common shares on the New York Stock Exchange constantly changes. We expect that the market price of the class A common shares will continue to fluctuate. Holders of class A common shares will be subject to the risk of volatility and depressed prices.

        Orient-Express Hotels' share price can fluctuate as a result of a variety of factors, many of which are beyond Orient-Express Hotels' control. These factors include

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  quarterly variations in operating results,

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  operating results that vary from the expectations of management, securities analysts and investors,

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  changes in expectations as to future financial performance, including financial estimates by securities analysts and investors,

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  developments generally affecting Orient-Express Hotels' businesses,

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  announcements by Orient-Express Hotels or its competitors of significant contracts, acquisitions, joint ventures or capital commitments,

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  announcements by third parties of significant claims or proceedings against Orient-Express Hotels,

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  the dividend policy for the class A and class B common shares,

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  future sales of equity or equity-linked securities, and

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  general domestic and international economic conditions.

        In addition, the stock market in general has experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of the class A common shares.

Orient-Express Hotels' directors and officers may control the outcome of most matters submitted to a vote of shareholders.

        A wholly-owned subsidiary of Orient-Express Hotels, Orient-Express Holdings 1 Ltd. ("Holdings"), currently holds 18,044,478 class B common shares in Orient-Express Hotels representing about 82% of the voting power for most matters submitted to a vote of shareholders, and Holdings, together with the directors and officers of Orient-Express Hotels, holds common shares representing about 83% of the combined voting power for most matters submitted to a vote of shareholders. In general, holders of class A common shares and holders of class B common shares vote together as a single class, with holders of class A common shares having one-tenth of one vote per share and holders of class B common shares having one vote per share. Therefore, as long as the number of outstanding class B shares exceeds one-tenth the number of outstanding Class A common shares, the holders of class B common shares could control the outcome of most matters submitted to a vote of the shareholders. Under Bermuda law, common shares of Orient-Express Hotels owned by Holdings are outstanding and may be voted by Holdings. The manner in which Holdings votes its common shares will be determined by the four directors of Holdings, two of whom, John D. Campbell and James B. Sherwood, are also directors or officers of Orient-Express Hotels, consistently with the exercise by those directors of their fiduciary duties to Holdings. Those directors, should they choose to act together, will be able to control substantially all matters affecting Orient-Express Hotels, and to block a number of matters relating to any potential change of control of Orient-Express Hotels.

Provisions in Orient-Express Hotels' charter documents, and the preferred share purchase rights currently attached to the class A and B common shares, may discourage potential acquisitions of Orient-Express Hotels, even those that the holders of a majority of its class A common shares might favor.

        Orient-Express Hotels' memorandum of association and bye-laws contain provisions that could make it harder for a third party to acquire it without the consent of its Board of Directors. These provisions include

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  supermajority shareholder voting provisions for the removal of directors from office with or without cause, and for "business combination" transactions with beneficial owners of shares carrying 15% or more of the votes which may be cast at any general meeting of Orient-Express Hotels, and

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  limitations on the voting rights of such 15% beneficial owners.

        Also, Orient-Express Hotels' Board of Directors has the right under Bermuda law to issue preferred shares without shareholder approval, which could be done to dilute the stock ownership of a potential hostile acquirer. Although Orient-Express Hotels believes these provisions provide an opportunity to receive a higher price by requiring potential acquirers to negotiate with Orient-Express Hotels' Board of Directors, these provisions apply even if the offer is favored by shareholders holding a majority of Orient-Express Hotels' equity.

        Orient-Express Hotels has in place a shareholder rights agreement providing for rights to purchase series A junior participating preferred shares of Orient-Express Hotels. The rights are not currently exercisable and they are attached to and trade together with the Class A and B common shares on a one-to-one basis. These rights may have anti-takeover effects.

        These anti-takeover provisions are in addition to the ability of Holdings and directors and officers to vote shares representing a significant majority of the total voting power of Orient-Express Hotels' common shares. See the Risk Factor immediately above.

A judgment of a United States court for liabilities under U.S. securities laws might not be enforceable in Bermuda, or an original action might not be brought in Bermuda against Orient-Express Hotels for liabilities under U.S. securities laws.

        Orient-Express Hotels is incorporated in Bermuda, a majority of its directors and officers are residents of Bermuda, the United Kingdom and elsewhere outside the United States, and most of its assets and the assets of its directors and officers are located outside the United States. As a result, it may be difficult for shareholders to

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  effect service of process within the United States upon Orient-Express Hotels or its directors and officers, or

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  enforce judgments obtained in United States courts against Orient-Express Hotels or its directors and officers based upon the civil liability provisions of the United States federal securities laws.

        Orient-Express Hotels has been advised by its Bermuda counsel, Appleby Spurling Hunter, that there is doubt as to

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  whether a judgment of a United States court based solely upon the civil liability provisions of the United States federal securities laws would be enforceable in Bermuda against Orient-Express Hotels or its directors and officers, and

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  whether an original action could be brought in Bermuda against Orient-Express Hotels or its directors and officers to enforce liabilities based solely upon the United States federal securities laws.

USE OF PROCEEDS

        We intend to use the net proceeds from this offering primarily for our general corporate purposes, which may include the reduction of our debt, the purchase of hotels and related businesses, capital investment in existing owned properties and the funding of our working capital needs. Any net proceeds we may use to pay revolving debt may be immediately reborrowed and used for our general corporate purposes.

PRICE RANGE AND DIVIDEND HISTORY OF THE CLASS A COMMON SHARES

        The class A common shares of Orient-Express Hotels are listed for trading on the New York Stock Exchange under the symbol "OEH." The following table presents the quarterly high and low sales prices of a class A common share for the calendar quarters indicated as reported for New York Stock Exchange composite transactions:

	High	Low
2005
First quarter	$26.36	$19.60
Second quarter	32.50	25.10
Third quarter	33.40	27.26
Fourth quarter	32.86	26.15
2006
First quarter	40.35	30.71
Second quarter	43.43	35.05
Third quarter (through July 10, 2006)	40.89	38.30

        Orient-Express Hotels paid quarterly cash dividends at the rate of $0.025 per class A common share and per class B common share in 2004 and 2005, and in the first and second quarters of 2006.

        The Islands of Bermuda, where Orient-Express Hotels is incorporated, have no applicable governmental laws, decrees or regulations which restrict the export or import of capital or affect the payment of dividends or other distributions to nonresident holders of the class A and class B common shares or which subject United States holders to taxes.

        At July 7, 2006, there were approximately 30 record holders of the class A common shares.

DIRECTORS AND EXECUTIVE OFFICERS OF ORIENT-EXPRESS HOTELS

        The directors of Orient-Express Hotels are as follows:

Name, Age	Principal occupations and other major affiliations	Year first became a director
John D. Campbell, 63	Senior Counsel (retired) of Appleby Spurling Hunter (attorneys) (British citizen)	1994
James B. Hurlock, 72	Partner (retired) of White & Case LLP (attorneys) (U.S. citizen)	2000
Prudence M. Leith, 66	Non-executive Director of Woolworths Group plc, Omega International plc and Nations Healthcare Ltd. and Consultant to Compass Group plc (British citizen)	2006
J. Robert Lovejoy, 61	Managing Director of Groton Partners LLC (a private merchant banking firm) (U.S. citizen)	2000
Georg R. Rafael, 69	Managing Director of Rafael Group S.A.M. (hoteliers) (German citizen)	2002
James B. Sherwood, 72	Chairman of Orient-Express Hotels (U.S. citizen)	1994
Simon M.C. Sherwood, 45	President of Orient-Express Hotels (British citizen)	1994

        The principal occupation of each director during the last five years is that shown in the table above supplemented by the following information:

        Mr. Campbell, who is also a director of Sea Containers Ltd., was a member of Appleby Spurling Hunter until March 1999 and retired as Senior Counsel in July 2003. Mr. Campbell is the non-executive Chairman of The Bank of Bermuda Ltd., a subsidiary of HSBC Holdings plc, and Chairman of the bank's Audit Committee, and a non-executive director and Chairman of the Nominations and Governance Committee of Argus Insurance Company Ltd., a public company listed on the Bermuda Stock Exchange.

        Mr. Hurlock acted as Chairman of the Management Committee of White & Case LLP overseeing worldwide operations from 1980 until his retirement in 2000. He also served as Interim CEO of Stolt-Nielsen Transportation Group Ltd., a chemical transport services company, from July 2003 until June 2004.

        Ms. Leith was the founder, owner and Managing Director of Leith's Group, which from 1960 until its sale in 1995 to Accor, grew to encompass restaurants, a prestigious London chef school, contract catering, and event and party catering. She has served on the boards of British Railways, Whitbread plc, Halifax plc and Safeway plc, and is currently on the boards of Woolworths (retailing), Omega International (kitchen furnishings and equipment) and Nations Healthcare (healthcare services).

        Mr. Lovejoy joined Groton Partners LLC in January 2006. From 2000 through December 2005, he was Senior Managing Director of Ripplewood Holdings LLC, a private equity investment firm. Prior to that time, he was for over 15 years a Managing Director of Lazard Freres & Co. LLC, an investment banking firm, and a General Partner of Lazard's predecessor partnership.

        Mr. Rafael was until early 2002 the Vice Chairman of the Executive Committee of Mandarin Oriental Hotels, having sold to them in 2000 Rafael Hotels Ltd., a deluxe hotel owning and operating company that Mr. Rafael established in 1986. Before Rafael Hotels, he was joint Managing Director of Regent International Hotels, a hotel group Mr. Rafael helped start in 1972.

        Mr. James Sherwood was also a director of Sea Containers Ltd. since 1974, having founded its predecessor company in 1965. He served as President of Sea Containers Ltd. during that time until January 5, 2006, when he became non-executive Chairman of Sea Containers Ltd. until March 20, 2006, when he retired from all positions with Sea Containers Ltd. and its subsidiaries.

        Mr. Simon M.C. Sherwood was Senior Vice President—Leisure of Sea Containers Ltd. (1997-2000) and was originally appointed Vice President of Sea Containers Ltd. in 1991, prior to which he was Manager, Strategic Consulting of Boston Consulting Group (1986-1990). He is the stepson of James B. Sherwood.

        The executive officers of Orient-Express Hotels are as follows:

Name, Age	Position
James B. Sherwood, 72	Chairman and Co-Principal Executive Officer since 1994
Simon M.C. Sherwood, 45	President and Co-Principal Executive Officer since 1994
Dean P. Andrews, 52	Vice President—Hotels, North America since 1997
Filip Boyen, 47	Vice President—Hotels, Africa, Australia and South America since 2005
Roger V. Collins, 59	Vice President—Technical Services since 2001
Adrian D. Constant, 44	Vice President—Hotels, Europe and Asia since 2001
Pippa Isbell, 52	Vice President—Public Relations since 2000
Natale Rusconi, 79	Vice President since 2004
Nicholas R. Varian, 51	Vice President—Tourist Trains and Cruises since 1994
Paul White, 41	Vice President—Finance and Chief Financial Officer since 2005
David C. Williams, 51	Vice President—Sales and Marketing since 2004
Edwin S. Hetherington, 56	Secretary since 1994

        The principal occupation of each person during the last five years is that shown in the table above supplemented by the following information:

        The previous experience of Messrs. James B. Sherwood and Simon M.C. Sherwood is reported above in the table of directors.

        Mr. Andrews was with Omni Hotels from 1981 to 1997, working in new hotel development and financial and asset management.

        Mr. Boyen held positions with Marco Polo Hotels, Sun International Hotels and Ramada Renaissance until he joined Orient-Express Hotels in 1997. Initially, he served as General Manager of its Bora Bora Lagoon Resort until 1999, when he became Managing Director of Orient-Express Hotels' hotel and tourist train operations in Peru. He was appointed Vice President-Hotels, Africa, Australia and South America of Orient-Express Hotels in September 2005.

        Mr. Collins, an engineer, has worked in the hotel industry since 1979 with Grand Metropolitan Hotels, Courage Inns and Taverns, and Trusthouse Forte Hotels, joining Orient-Express Hotels' predecessor, Orient-Express Hotels Inc., in 1991.

        Mr. Constant began his career in the hotel industry in 1983, including positions at Intercontinental and Forte Hotels, and worked for Le Meridien Hotels (1993-2001) ending as Regional Manager for Brazil.

        Ms. Isbell was appointed a Manager of Orient-Express Hotels in 1998 after selling the public relations consultancy she founded in 1987. Her work in the hospitality industry included positions at Intercontinental Hotels, Forte, Hilton International, Jarvis Hotels, and Millennium and Copthorne.

        Mr. Rusconi has been the Managing Director of the Hotel Cipriani in Venice since 1977. Previously, he worked with the Savoy Hotel Group and CIGA Hotels.

        Mr. Varian joined Orient-Express Hotels Inc. in 1985 from P&O Steam Navigation Company and has worked extensively on various cruise and tourist train projects, becoming a Vice President in 1989.

        Mr. White was previously a Vice President—Hotels, Africa, Australia and South America from 2000 until September 15, 2005, when he became Vice President—Finance and Chief Financial Officer of Orient-Express Hotels. Mr. White was Director of Hotel Operations for the same geographical region from 1998 to 2000, and Financial Controller from 1991to 1998. He joined Orient-Express Hotels in 1991 from Forte Hotels where he qualified as an accountant. He is currently a member of the Chartered Institute of Management Accountants.

        Mr. Williams joined Orient-Express Hotels Inc. in 1981 as sales and reservations manager. He became responsible for strategic marketing developments and business initiatives in the Americas, Europe and Asia. He previously worked for Carlson Marketing Group.

        Mr. Hetherington is also Vice President, General Counsel and Secretary of Sea Containers, having joined Orient-Express Hotels Inc. in 1980.

FORWARD-LOOKING STATEMENTS

        This prospectus, and the reports and other information that Orient-Express Hotels filed with the SEC that are incorporated by reference in this prospectus, contain forward-looking statements, including statements regarding, among other things

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  competitive factors in our businesses,

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  future capital expenditures,

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  future legislation in any country where Orient-Express Hotels has significant assets or operations,

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  strikes or other labor disruptions,

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  currency fluctuations, and

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  trends in our future operating performance.

        We have based these forward-looking statements largely on our expectations as well as assumptions we have made and information currently available to our management. When used in this prospectus or in incorporated reports, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to Orient-Express Hotels or its management, are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond our control. Actual results could differ materially from those anticipated, as a result of the factors described under "Risk Factors" in this prospectus and other factors. Furthermore, in light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus and incorporated reports might not transpire.

        Except as may be required by law, we have no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DESCRIPTION OF COMMON SHARES

        The authorized capital of Orient-Express Hotels consists of 120,000,000 class A common shares, 120,000,000 class B common shares and 30,000,000 preferred shares, all of $.01 par value each. As of June 30, 2006, there were 39,510,250 class A common shares outstanding. As of June 30, 2006, there were also 18,044,478 class B common shares outstanding, which are owned, and can be voted, by Holdings, a wholly-owned subsidiary of Orient-Express Hotels. These shares are accounted for as a reduction to outstanding shares for purposes of computing earnings per share while they are owned by Holdings.

        The following description of our common shares is not a complete description of all of the terms of our common shares and should be read in conjunction with our charter documents and bye-laws.

Dividend Rights

        Holders of class A and class B common shares receive such dividends as the Orient-Express Hotels board of directors declares out of amounts available under Bermuda law for that purpose. The board of directors may not declare a cash dividend on the class A or class B common shares without at the same time declaring an equal cash dividend on the other class of common shares.

        For distributions other than cash dividends, the class A and class B common shares rank equally and have the same rights, except that

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  Orient-Express Hotels can distribute class A common shares, or rights, options or warrants to subscribe for class A common shares, only to the holders of class A common shares,

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  Orient-Express Hotels can distribute class B common shares, or rights, options or warrants to subscribe for class B common shares, only to the holders of class B common shares, and

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  the ratio of the number of class A common shares outstanding to the number of class B common shares outstanding, each on a fully diluted basis, must be the same immediately after such a distribution as immediately before it, except as may be provided in the shareholder rights agreement described below.

        No Bermuda law, decree or regulation restricts the export or import of capital, affects payment of dividends or other distributions by Orient-Express Hotels to non-resident shareholders, or subjects United States holders of class A or class B common shares to Bermuda taxes. Payment of dividends depends upon Orient-Express Hotels' results of operations, financial position, capital requirements and other relevant factors.

Voting Rights

        Except as otherwise provided by Bermuda law, the holders of class A and class B common shares have exclusive voting rights at any general meeting of shareholders of Orient-Express Hotels, subject to the voting rights of the holders of any preferred shares which Orient-Express Hotels may issue in the future.

        In general, holders of class A common shares and holders of class B common shares vote together as a single class with holders of class A common shares having one-tenth of one vote per share and holders of class B common shares having one vote per share. However,

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  Any action varying the rights of either class would require the separate approval of that class as well as the approval of both classes voting together.

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  Any "Business Combination," as defined in the bye-laws, involving Orient-Express Hotels and an "interested person" must be approved by the holders of not less than 90% of the outstanding class A and class B common shares voting together as a single class, each with one vote, unless the Business Combination meets certain procedural and fair price requirements. An interested person is defined generally as a person, other than Orient-Express Hotels and its subsidiaries, which is the beneficial owner of shares or rights over shares carrying 15% or more of the votes which may be cast at any general meeting of Orient-Express Hotels.

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  The shareholders of Orient-Express Hotels may remove directors from office, with or without cause, at a special general meeting only by a resolution adopted by the holders of not less than 90% of the outstanding class A and class B common shares voting together as a single class, each with one vote. A director may also be removed for cause by resolution of the directors, or can be defeated for re-election at an annual general meeting.

  •
  If at any time a person becomes an interested person as defined above, that person, with certain exceptions, will not be able to cast more than 15% of the votes which may be cast at any general meeting of Orient-Express Hotels for a period of five years from the date that such person first became an interested person.

        There is no provision for cumulative voting for the election of our directors, under which, for example, a shareholder with ten votes participating in an election for three directors could cast 30 votes for one nominee rather than 10 votes for each of three nominees. In the absence of cumulative voting, all of the directors can be elected by those shareholders which together can cast a majority of the votes represented by all outstanding class A common shares each with one-tenth of a vote and all outstanding class B common shares each with one vote. As long as the number of outstanding class B common shares exceeds one-tenth the number of outstanding class A common shares, the holders of class B common shares could control the outcome of most matters submitted to a vote of our shareholders.

        In general, under The Companies Act 1981 of Bermuda and Orient-Express Hotels' bye-laws, approval of any matter proposed at any general meeting requires the affirmative vote of a simple majority of the total votes cast on that matter by the holders of class A common shares and class B common shares present in person or represented by proxy. Matters requiring such simple majority approval include proposals for the sale of all or substantially all of Orient-Express Hotels' assets, and amendments to its memorandum of association or bye-laws. A few matters would require more than majority approval under The Companies Act 1981, such as loans to directors, which would require the affirmative vote of at least 90% of the total votes of all outstanding class A and class B common shares, or a change of Orient-Express Hotels' independent auditors, which would require the affirmative vote of at least two-thirds of the total votes cast of class A and class B common shares, or a proposal for the amalgamation or merger of Orient-Express Hotels with another corporation, which would require the affirmative vote of at least 75% of the total votes cast of class A and class B common shares.

        The normal quorum for general meetings is the presence, in person or by proxy, of the holders of class A and class B common shares carrying a majority of the votes which may be cast at the meeting. However, at any special general meeting called for the purpose of electing directors or increasing or reducing the number of directors, the holders of not less than 90% in number of the outstanding class A and class B common shares must be present in person or by proxy to constitute a quorum.

        There are no limitations imposed by Bermuda law or by Orient-Express Hotels' memorandum of association and bye-laws on the rights of persons who are not citizens or residents of Bermuda to hold or vote class A or class B common shares.

Preferred Share Purchase Rights

        Orient-Express Hotels has in place a shareholder rights agreement providing for rights to purchase series A junior participating preferred shares of Orient-Express Hotels. The rights are not currently exercisable and they are attached to and trade together with the class A and class B common shares on a one-to-one basis. A right will be attached to each class A common share sold in this offering.

        The shareholder rights agreement will take effect not earlier than the tenth day after the first to occur of

  •
  the public announcement that a person or group has become an "acquiring person," that is, a person or group that has acquired beneficial ownership of shares carrying 20% or more of the total votes which may be cast at any general meeting of Orient-Express Hotels, but excluding any subsidiary of Orient-Express Hotels, and

  •
  the commencement or announcement of an intended tender offer or exchange offer for shares carrying 30% or more of the total votes which may be cast at any general meeting of Orient-Express Hotels.

        At that time, the rights then attached to all outstanding class A and class B common shares will become separate securities, and each right will entitle its holder to purchase one one-hundredth of a Series A junior participating preferred share of Orient-Express Hotels at an exercise price of $142. The exercise price will be adjusted in the future to reflect stock splits and other changes to the class A and class B common shares.

        However,

  •
  From and after the date on which any person becomes an acquiring person, each holder of a right other than the acquiring person may exercise the right and receive, at the then current exercise price of the right, that number of class A common shares, in the case of a right which previously was attached to a class A common share, or that number of class B common shares, in the case of a right which previously was attached to a class B common share, or other securities, cash or property, then having a market value of twice the exercise price;

  •
  If, after the shareholder rights agreement takes effect, Orient-Express Hotels is acquired by consolidation, merger or amalgamation, or Orient-Express Hotels sells or otherwise transfers 50% or more of its consolidated assets or earning power, each holder of a right, other than an acquiring person, may exercise the right and receive, at the then current exercise price of the right, an amount of the common equity of the acquiring company or its public company parent which at the time of such transaction would have a market value of twice the exercise price of the right; and

  •
  At any time after any person becomes an acquiring person and before a person or group (other than Orient-Express Hotels or certain of its affiliates) acquires beneficial ownership of 50% or more of the total voting rights which may be cast at any general meeting of Orient-Express Hotels, the board of directors of Orient-Express Hotels may exchange all or some of the rights other than rights beneficially owned by an acquiring person, which rights will thereafter be void, at an exchange ratio of

  (A)
  one class A common share per right in the case of rights which, prior to the date they became separate securities, were evidenced by certificates for class A common shares, and

  (B)
  one class B common share per right in the case of rights which, prior to the date they became separate securities, were evidenced by certificates for class B common shares,

    subject to adjustment in certain events.

        Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder including, without limitation, the right to vote or to receive dividends. While the issuance of the rights will not be taxable to shareholders or to us for United States federal income tax purposes, shareholders may, depending on the circumstances, recognize taxable income for United States federal income tax purposes in the event the rights become exercisable, or upon their exercise, for class A or class B common shares (or other consideration). The rights will expire on June 1, 2010. However, the board of directors of Orient-Express Hotels may redeem all but only all of the rights sooner at a price of $0.05 per right at any time before the close of business on the tenth day after the date on which a person becomes an acquiring person.

        The purpose of the rights is to diminish the attractiveness of Orient-Express Hotels to persons who might otherwise have an interest in acquiring control of Orient-Express Hotels on unfair or coercive terms and to impede such persons from attempting to gain control of Orient-Express Hotels on such terms through a tender or exchange offer, by a proxy contest or by other means.

        Computershare Trust Company, N.A. serves as the rights agent under the shareholder rights agreement.

Liquidation Rights

        In a liquidation, dissolution or winding-up of Orient-Express Hotels, holders of class A and class B common shares as a single class would participate equally per share in the assets remaining available for distribution to shareholders, after payment of the liabilities of Orient-Express Hotels and the liquidation preferences on its preferred shares.

Conversion Rights

        The class A common shares are not convertible into any other security. Each class B common share is convertible at any time without any additional payment into one class A common share.

Miscellaneous

        Neither class A nor class B common shares have the benefit of sinking fund provisions or are redeemable or carry any preemptive or other rights to subscribe for additional shares, except that holders of class B common shares may convert their shares into class A common shares as described above. The holders of class A and class B common shares are not liable for any further calls or assessments.

        The shareholders of Orient-Express Hotels recently approved an amendment to the company's bye-laws that permit certain notices and other documents to be given through the company's website, www.orient-express.com, and notices of its general meetings to be given by posting them on the website or by e-mail, if and to the extent permitted by the applicable rules of the New York Stock Exchange and the Securities and Exchange Commission and the laws of Bermuda. The New York Stock Exchange has proposed amendments to its Listed Company Manual which would permit a listed company to comply with the Exchange requirement to deliver its annual financial statements to its shareholders by making the company'[s annual report on Form 10-K available on, or by a link through, its corporate website. In addition, proposals are being considered to amend the Bermuda Companies Act 1981 to permit the delivery of proxy materials to shareholders by posting them on an internet website and the delivery of notices of general meetings through the company's website or by email. Under these proposed changes, companies would be required to deliver paper copies of the proxy materials, notices and Form 10-K to shareholders at their request, at no cost. The amendments to the bye-laws will only be effective if the laws of Bermuda and the requirements of the New York Stock Exchange are amended to permit delivery of these materials through our website or by email.

        The transfer agent and registrar for the class A common shares is Computershare Trust Company, N.A.

MATERIAL TAX CONSIDERATIONS

        The income tax consequences of an investment in Orient-Express Hotels are complex and may vary significantly with the particular situation of each investor. Before purchasing any class A common shares, each prospective investor should consult his or her own tax counsel about the particular tax consequences of investing in Orient-Express Hotels. There can be no assurance that the United States or Bermuda tax laws will not be changed.

Material Bermuda Tax Considerations

        As of the date of this prospectus, there is no Bermuda income, corporation, or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders, other than shareholders ordinarily resident in Bermuda.

        Orient-Express Hotels has received from the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act, 1966, as amended, an undertaking that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to Orient-Express Hotels or to any of its operations, or to the class A common shares, debentures or other obligations of Orient-Express Hotels, except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such class A common shares, debentures or other obligations of Orient-Express Hotels or any land leased or let to Orient-Express Hotels.

Material United States Federal Income Tax Considerations

        Subject to the limitations described in the following paragraphs, the following discussion describes the material United States federal income tax consequences that generally will apply to a holder of Orient-Express Hotels' class A common shares, referred to for purposes of this discussion as a "U.S. Holder," that is:

  •
  an individual who is a citizen or, for United States federal income tax purposes, a resident of the United States;

  •
  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any state therein (or the District of Columbia);

  •
  an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

  •
  a trust, (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) if it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

        Unless otherwise indicated, all statements describing United States federal income tax consequences that are contained in this summary represent the opinion of Carter Ledyard & Milburn LLP, United States counsel for Orient-Express Hotels. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase class A common shares. This summary considers only U.S. Holders that will hold class A common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

        This discussion is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. Holder based on such holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

  •
  are broker-dealers or insurance companies;

  •
  are real estate investment trusts or regulated investment companies;

  •
  have elected mark-to-market accounting;

  •
  are tax-exempt organizations;

  •
  are financial institutions or "financial services entities";

  •
  hold class A common shares as part of a straddle or as part of a hedging, conversion, constructive sale or other integrated transaction;

  •
  acquire class A common shares pursuant to an exercise of employee options or rights or otherwise as compensation for the performance of services;

  •
  own directly, indirectly or by attribution at least 10% of our voting power; or

  •
  have a functional currency that is not the U.S. dollar.

        In addition, this discussion does not address any aspect of state, local or non-United States tax laws.

        Furthermore, the discussion does not consider the tax treatment of persons who hold class A common shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. Material aspects of United States federal income tax relevant to a holder other than a U.S. Holder (a "Non-U.S. Holder") are also discussed below.

        Each prospective investor is advised to consult such person's own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our class A common shares.

Taxation of Dividends Paid on Class A Common Shares

        A U.S. Holder will be required to include in gross income, for the year in which received, the amount of any distributions of cash or other property received from us to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction otherwise allowable to U.S. corporations in respect of dividends received from other U.S. corporations.

        To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, it will be applied against and will reduce the U.S. Holder's basis in such Holder's class A common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of class A common shares.

        Dividends that we distribute generally will be treated as "passive income," or, in the case of certain U.S. Holders, "financial services income" from non-United States sources for United States foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income." A portion of such dividends, however, may be recharacterized as United States source if we constitute a "United States-owned foreign corporation" within the meaning of Section 904(h)(6) of the Code. To constitute a United States-owned foreign corporation, United States persons must own 50% or more of our total combined voting power or 50% or more of the total aggregate value of all our classes of stock. U.S. Holders are urged to consult their own tax advisors regarding the applicability of the foreign tax credit rules of the Code to the dividends they receive from us.

        Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the class A common shares should qualify for the 15 percent rate provided that the class A common shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that the class A common shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the class A common shares will remain readily tradable. The reduced tax rate does not apply unless certain holding period requirements are satisfied. With respect to the class A common shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The reduced tax rate also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of class A common shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Taxation of the Disposition of Class A Common Shares

        Upon the sale, exchange or other disposition of class A common shares, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder's basis in the class A common shares, which usually will be the cost of such shares. Such gain or loss generally will be United States source capital gain or loss and will be long-term capital gain or loss if the class A common shares were held for more than one year at the time of the sale. Deduction of capital losses is subject to certain limitations under the Code.

Passive Foreign Investment Company Considerations

        We believe that Orient-Express Hotels will not be treated as a passive foreign investment company (a "PFIC") for United States federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. A non-U.S. corporation will be a PFIC for any taxable year in which either (1) 75% or more of its gross income is passive income or (2) the average percentage of its assets which produce passive income or which are held for the production of passive income is at least 50%. If Orient-Express Hotels were to become a PFIC, a U.S. Holder of class A common shares would be subject to adverse tax consequences with respect to certain distributions on, and gain realized from a disposition of, such shares. You should consult your own tax advisors regarding the potential application of the PFIC rules to your ownership of class A common shares.

Tax Consequences for Non-U.S. Holders of Class A Common Shares

        Except as described in "U.S. Information Reporting and Backup Withholding Tax" below, a Non-U.S. Holder of class A common shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, class A common shares, unless:

  •
  such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and, in the case of a qualifying resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or a fixed place of business in the United States, or

  •
  the Non-U.S. Holder is an individual who holds the class A common shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain conditions are satisfied.

U.S. Information Reporting and Backup Withholding Tax

        U.S. Holders generally are subject to information reporting requirements and potential backup withholding tax with respect to dividends paid on class A common shares and on proceeds paid from the disposition of class A common shares. Backup withholding tax (currently at the rate of 28%) will apply unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption in the manner required by Treasury regulations.

        Non-U.S. Holders generally are not subject to information reporting or backup withholding tax with respect to dividends paid on, or upon the disposition of, class A common shares, provided that such Non-U.S. Holders establish their non-U.S. status (or other exemption) in the manner required by Treasury regulations.

        The amount of any backup withholding tax will be allowed as a credit against a U.S. or Non-U.S. Holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

UNDERWRITING

                                is acting as the underwriter in connection with this offering. We have entered into an underwriting agreement with the underwriter. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase from us                        class A common shares.

        The underwriting agreement provides that the underwriter must buy all of the class A common shares if it buys any of them.

        Our class A common shares are offered subject to a number of conditions, including:

  •
  receipt and acceptance of our class A common shares by the underwriter; and

  •
  the underwriter's right to reject orders in whole or in part.

        The underwriter has advised us that it intends to make a market in our class A common shares but that it is not obligated to do so and may discontinue making a market at any time without notice.

Commissions and Discounts

        The underwriter has advised us that it proposes initially to offer the class A common shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price and concession may be changed. Sales of class A common shares made outside the United States may be made by affiliates of the underwriter.

        Pursuant to the underwriting agreement, the underwriter is obligated to purchase the class A common shares at the price and upon the terms stated therein and, as a result, thereafter bears any risk associated with changing the offering price to the public or other selling terms. The underwriter has advised us that it does not expect discretionary sales to exceed 5% of our class A common shares to be offered.

        The following table shows the offering price, and the underwriting discounts that the underwriter will receive, and proceeds before expenses.

	Per Share	Total
Public offering price	$
Underwriting Discount	$
Proceeds, before expenses, to us	$

        We estimate that the total expenses of this offering payable by us, not including the underwriting discount, will be approximately $                        .

        In compliance with NASD guidelines, the maximum compensation to the underwriter in connection with the sale of the class A common shares pursuant to the registration statement of which this prospectus is a part will not exceed 8% of the total offering price to the public of the class A common shares. It is anticipated that such maximum compensation will be significantly less than 8%.

No Sales of Similar Securities

        Orient-Express Hotels has agreed not to sell or transfer any class A or class B common shares of Orient-Express Hotels for 90 days after the date of this prospectus, James B. Sherwood and Simon M.C. Sherwood have agreed not to sell or transfer any class A or class B common shares of Orient-Express Hotels for 60 days after the date of this prospectus, each subject to certain exceptions, without first obtaining the written consent of the underwriter. Specifically, Orient-Express Hotels and these other shareholders have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any class A or class B common shares,

  •
  sell any option or contract to purchase any class A or class B common shares,

  •
  purchase any option or contract to sell any class A or class B common shares,

  •
  grant any option, right or warrant for the sale of any class A or class B common shares,

  •
  lend or otherwise dispose of or transfer any class A or class B common shares,

  •
  file or cause to be filed a registration statement under the Securities Act for the class A or class B common shares, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any class A or class B common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision applies to class A or class B common shares of Orient-Express Hotels and to securities convertible into or exchangeable or exercisable for or repayable with class A or class B common shares. It also applies to class A or class B common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

        The 60-day and 90-day restricted periods described above are subject to extension. If

  •
  during the last 17 days of the applicable restricted period we issue an earnings release, or material news or a material event relating to us occurs, or

  •
  prior to the expiration of the applicable restricted period we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the applicable restricted period, the lock-up restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Citigroup waives in writing such extension.

No Public Offering Outside the United States

        No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of class A common shares, or the possession, circulation or distribution of this prospectus supplement and accompanying prospectus or any other material relating to us or class A common shares in any jurisdiction where action for that purposes is required. Accordingly, class A common shares may not be offered or sold, directly or indirectly, and neither this prospectus supplement and accompanying prospectus nor any other offering material or advertisements in connection with class A common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such county or jurisdiction.

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of any of our class A common shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to any class A common shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member

State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of any class A common shares to the public in that Relevant Member State at any time (1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, (2) to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year, (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (3) in any other circumstances which do not require the publication by Orient Express Hotels of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of any of our class A common shares to the public" in relation to any of our class A common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for any class A common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Each underwriter has represented and agreed that: (1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA") received by it in connection with the issue or sale of any of our class A common shares included in the offering in circumstances in which section 21(1) of the FSMA does not apply to Orient Express Hotels; and (2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any of our class A common shares in, from or otherwise involving the United Kingdom.

        Purchasers of the shares offered by this prospectus supplement and accompanying prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country in addition to the offering price on the cover page of this prospectus supplement.

Internet Distribution of Prospectus

        The underwriters may be facilitating Internet distribution for this offering to certain of their Internet subscription customers and may allocate a number of class A common shares for sale to their online brokerage customers. If the underwriters facilitate such an Internet distribution, an electronic prospectus will be made available on the website maintained by the underwriters. Other than the prospectus in electronic format, the information contained on the website maintained by the underwriters relating to this offering is not a part of this prospectus supplement and accompanying prospectus.

Indemnification

        The underwriting agreement provides that we will indemnify the underwriter against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. If we are unable to provide this indemnification, the underwriting agreement provides that we will contribute to payments the underwriter may be required to make in respect of those liabilities.

Listing

        Our class A common shares are listed on the NYSE under the trading symbol "OEH."

Price Stabilization, Short Positions

        In connection with this offering, the underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our class A common shares, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  purchases to cover positions created by short sales;

  •
  imposition of penalty bids; and

  •
  syndicate covering transactions.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our class A common shares while this offering is in progress. These transactions may also include making short sales of our class A common shares, which involve the sale by the underwriter of a greater number of class A common shares than it is required to purchase in this offering. Short sales may be "naked short sales," which are short positions in excess of that amount.

        The underwriter must close out any naked short position by purchasing class A common shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market that could adversely affect investors who purchased in this offering.

        As a result of these activities, the price of our class A common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. The underwriter may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Other Relationships

        The underwriter and its affiliates may have provided in the past and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us for which they will be entitled to receive separate fees.

U.K. Stabilization

        In connection with this issue, the underwriter may over-allot or effect transactions for a limited period with a view to supporting the market price of the class A common shares at a level higher than that which might otherwise prevail for a limited period after the date of this prospectus. However, there may be no obligation on the underwriter (or any agent of the underwriter) to do this. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilizing shall be in compliance with all applicable laws, regulations and rules.

AUTHORIZED REPRESENTATIVE

        Orient-Express Hotels' authorized representative in the United States for this offering as required pursuant to Section 6(a) of the Securities Act of 1933, is J. Robert Lovejoy, 640 Fifth Avenue, Suite 1700, New York, New York 10019. Orient-Express Hotels has agreed to indemnify the authorized representative against liabilities under the Securities Act of 1933.

LEGAL MATTERS

        Carter Ledyard & Milburn LLP, New York, New York, will be passing upon matters of United States law for Orient-Express Hotels with respect to this offering, Shearman & Sterling LLP, New York, New York, will pass upon legal matters for the underwriters with respect to this offering, and Appleby Spurling Hunter, Hamilton, Bermuda, will pass upon matters of Bermuda law for Orient-Express Hotels with respect to this offering, including the validity of the issuance of the class A common shares.

EXPERTS

        The consolidated financial statements, the related consolidated financial statement schedule and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Orient-Express Hotels' Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is a part of a registration statement on Form S-3 that Orient-Express Hotels filed on July 10, 2006, with the Securities Exchange Commission, or SEC, under the Securities Act of 1933. We refer you to this registration statement, for further information about Orient-Express Hotels and the class A common shares offered hereby.

        Orient-Express Hotels files annual, quarterly and special reports and other information with the Securities and Exchange Commission (Commission File Number 1-16017). These filings contain important information that does not appear in this prospectus. For further information about Orient-Express Hotels, you may read and copy these filings at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available on the SEC Internet site at http://www.sec.gov, which contains periodic reports and other information regarding issuers that file electronically.

        The SEC allows Orient-Express Hotels to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which Orient-Express Hotels has filed or will file with the SEC. We are incorporating by reference in this prospectus

  •
  Orient-Express Hotels' Annual Report on Form 10-K for the fiscal year ended December 31, 2005,

  •
  Orient-Express Hotels' Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006,

  •
  Orient-Express Hotels' Current Report on Form 8-K, bearing cover date June 5, 2006,

  •
  The description of Orient-Express Hotels' class A common shares which appears in its Registration Statement on Form 8-A dated July 28, 2000, for the registration of the class A common shares under Section 12(b) of the Securities Exchange Act of 1934, and

  •
  The description of the Rights which appears in Orient-Express Hotels' Registration Statement on Form 8-A dated July 28, 2000 for the registration of the Rights under Section 12(b) of the Securities Exchange Act of 1934, or the Exchange Act.

        All documents that Orient-Express Hotels files with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act after the date of this prospectus and before the termination or completion of this offering of class A common shares shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

        We shall provide you without charge, upon your written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents that are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to the Secretary, Orient-Express Hotels Inc., 1114 Avenue of the Americas, New York, New York 10036 (telephone 212-302-5055).

        Orient-Express Hotels is a Bermuda company and is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. As a result, (1) Orient-Express Hotels' proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and (2) transactions in Orient-Express Hotels' equity securities by its officers and directors are exempt from Section 16 of the Exchange Act.

                          Shares

Orient-Express Hotels Ltd.
Class A Common Shares

PROSPECTUS

July    , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

        The expenses of the issuance and distribution of the securities being registered hereby, other than selling discounts and commissions, are estimated as follows:

Securities and Exchange Commission registration fee	$0	*
Legal fees and expenses	50,000
Accountants' fees and expenses	50,000
Miscellaneous	10,000
Printing fees	70,000

Total	$180,000

*
Deferred in accordance with Rules 456(b) and 457(r).

        All of such expenses will be paid by the registrant.

Item 15. Indemnification of Directors and Officers.

        Bye-Laws 122-125 of the registrant provide as follows (references therein to Orient-Express Hotels are references to the registrant, and references to the Companies Act mean Bermuda's Companies Act 1981 and such other statutory corporate enactments in Bermuda as are from time to time in force concerning companies insofar as the same applies to the registrant):

          "122. Subject to the proviso below, every Director, officer of Orient-Express Hotels and member of a committee duly constituted under Bye-Law 88 and any Resident Representative shall be indemnified out of the funds of Orient-Express Hotels against all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such Director, officer, committee member or Resident Representative and the indemnity contained in this Bye-Law shall extend to any person acting as a Director, officer, committee member or Resident Representative in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election; provided that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Act. Nothing in this Bye-law or Bye-Laws 123, 124 and 125 below shall operate in favour of any person acting in the capacity of auditor to Orient-Express Hotels.

          "123. Every Director, officer, member of a committee duly constituted under Bye-Law 88 or Resident Representative shall be indemnified out of the funds of Orient-Express Hotels against all liabilities incurred by him as such Director, officer, committee member or Resident Representative in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Companies Act in which relief from liability is granted to him by the court.

          "124. To the extent that any Director, officer, member of a committee duly constituted under Bye-Law 88 or Resident Representative is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relative indemnity shall take effect as an obligation of Orient-Express Hotels to reimburse the person making such payment or effecting such discharge."

          "125. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by Orient-Express Hotels in advance of the final disposition of such action, suit or proceeding as authorized by the Directors in the specific case upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified pursuant to Bye-Laws 122 and 123 or otherwise.

        Reference is made to the Indemnification Agreement (Exhibit 99 to this Registration Statement) concerning the indemnification by the registrant of its authorized representative in the United States for purposes of this Registration Statement.

        The registrant also maintains directors' and officers' liability and corporate reimbursement insurance. Such insurance, subject to annual renewal and certain rights of the insurers to terminate, provides an aggregate maximum of $40 million of coverage to directors and officers of the registrant and its subsidiaries, against claims made during the policy period.

Item 16.    Exhibits.

        The index to exhibits appears below on the page immediately following the signature pages of this Registration Statement.

Item 17.    Undertakings.

        (1)   The undersigned registrant hereby undertakes:

  (a)
  to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

  (ii)
  to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

  (iii)
  to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this Registration Statement.

  (b)
  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (d)
  that, for the purpose of determining any liability under the Securities Act to any purchaser:

  (i)
  each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be a part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

  (ii)
  each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

  (e)
  that, for the purpose of determining liability of a registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  any preliminary prospectus or prospectus of the undersigned registrant to the offering required to be filed pursuant to Rule 424;

  (ii)
  any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by an undersigned registrant;

  (iii)
  the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        (2)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and

Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (4)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (5)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda on the 10th day of July, 2006.

ORIENT-EXPRESS HOTELS LTD.
By:	/s/ SIMON M.C. SHERWOOD Simon M.C. Sherwood President

        Each person whose signature appears below hereby constitutes James B. Sherwood, Simon M.C. Sherwood, Paul M. White and Edwin S. Hetherington, and each of them singly, his true and lawful attorneys-in-fact with full power to sign on behalf of such person, in the capacities indicated below, any and all amendments to this registration statement (including post-effective amendments) and any subsequent related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and generally to do all such things in the name and on behalf of such person, in the capacities indicated below, to enable the registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission thereunder, hereby ratifying and confirming the signature of such person as it may be signed by said attorneys-in-fact, or any of them, to any and all amendments to this registration statement.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement and the above power of attorney have been signed below by the following persons in the capacities indicated on July 10, 2006.

Signature	Title

/s/ SIMON M.C. SHERWOOD Simon M.C. Sherwood	President and Director (Co-Principal Executive Officer)
/s/ JAMES B. SHERWOOD James B. Sherwood	Chairman and Director (Co-Principal Executive Officer)
/s/ PAUL M. WHITE Paul M. White	Vice President-Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ JOHN D. CAPMBELL John D. Campbell	Director

/s/ JAMES B. HURLOCK James B. Hurlock	Director
/s/ PRUDENCE LEITH Prudence Leith	Director
/s/ J. ROBERT LOVEJOY J. Robert Lovejoy	Director and Authorized Representative in the United States
/s/ GEORG R. RAFAEL Georg R. Rafael	Director

EXHIBIT INDEX

Exhibit Number		Description
1.1*	—	Form of Underwriting Agreement.
4.1	—	Schedule 1 to the Bye-Laws of the Registrant.(1)
4.2	—	Rights Agreement dated as of June 1, 2000, between the Registrant and EquiServe Trust Company N.A. (successor to Fleet National Bank), as Rights Agent.(2)
5*	—	Opinion of Appleby Spurling Hunter
23.1	—	Consent of Deloitte & Touche LLP.
23.2	—	Consent of Appleby Spurling Hunter (included in Exhibit 5)
24	—	Powers of Attorney (included in the signature page of this Registration Statement).
99	—	Indemnification Agreement between the Registrant and J. Robert Lovejoy.

*
To be filed as an exhibit to a Current Report on Form 8-K in connection with a specific offering.

(1)
Incorporated by reference to Exhibit 3 to the Registrant's Current Report on Form 8-K, bearing cover date of June 5, 2006.

(2)
Incorporated by reference to Exhibit 4.2 to Amendment No. 4 to the Registrant's Registration Statement on Form S-1, Registration No. 333-12030.

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TABLE OF CONTENTS
SUMMARY
Orient-Express Hotels Ltd.
Investment Highlights
Recent Developments
The Offering
Summary Consolidated Financial Data
Orient-Express Hotels Ltd. and Subsidiaries
RISK FACTORS
Risks of Orient-Express Hotels' Business
Risks Relating to Orient-Express Hotels' Financial Condition and Results of Operations
Risks of Owning and Selling Class A Common Shares
USE OF PROCEEDS
PRICE RANGE AND DIVIDEND HISTORY OF THE CLASS A COMMON SHARES
DIRECTORS AND EXECUTIVE OFFICERS OF ORIENT-EXPRESS HOTELS
FORWARD-LOOKING STATEMENTS
DESCRIPTION OF COMMON SHARES
MATERIAL TAX CONSIDERATIONS
UNDERWRITING
AUTHORIZED REPRESENTATIVE
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
SIGNATURES
EXHIBIT INDEX